COMMISSION FILE NUMBER 1-2257

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D

[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  March 31, 2013

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Trans-Lux Corporation

_______________________________________________________________________________________

Full Name of Registrant

Not applicable

____________________________________________________________________________________________________

Former Name if Applicable

26 Pearl Street

____________________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Norwalk, CT 06850

____________________________________________________________________________________________________

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

The Registrant is unable to file its report on Form 10-Q for the quarter ending March 31, 2013 within the prescribed time period because of pending additional information necessary for finalizing its Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Todd Dupee                                 (203)                           853-4321

_______________________   ______________   ______________________

            (Name)                              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[  ] Yes   [X] No

The Registrant has not yet filed its Form 10-K for December 31, 2012.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [  ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the three months ended March 31, 2013 as compared to the corresponding period for the prior year, the Registrant’s revenues decreased $1.5 million or 26.9%, cost of revenues decreased $1.3 million or 28.1%, general and administrative expenses decreased $675,000 or 26.1% and the change in warrant liabilities decreased to a charge of $68,000 from a gain of $108,000.  These changes result in a decrease of $262,000 in the loss from continuing operations.  The Registrant also recorded a $1.0 million gain on the sale of its Santa Fe, New Mexico real estate property, which is included in discontinued operations.  As a result, net loss decreased $1.4 million to $304,000 in 2013 from $1.7 million in 2012.

Trans-Lux Corporation

____________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 15, 2013

By:  /s/ Todd Dupee

___________________________

Todd Dupee

Vice President and

Chief Financial Officer

INSTRUCTION:  The form may be signed by executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal

Criminal Violations (See 18 U.S.C. 1001).